Exhibit 99.2

Private & Confidential

Dated 8th July 2026

FUTURE GLOBAL RESOURCES LIMITED

FGR BOGOSO PRESTEA LTD

BLUE GOLD LIMITED

and

BLUE GOLD BOGOSO PRESTEA LTD

DEED OF SETTLEMENT AND CONVERSION

relating to certain liabilities in connection with the

Bogoso-Prestea asset purchase

THIS DEED is made on 08 July 2026

BETWEEN:

(A)	FUTURE GLOBAL RESOURCES LIMITED, a company incorporated in [England and Wales] with registered number 12380930 whose registered office is at 124 City Road, London, England, EC1V 2NX (“FGRL”);

(B)	FGR BOGOSO PRESTEA LTD, a private limited liability company incorporated in Ghana with registered number CS249932018 whose registered office is at One Airport Square, Accra, Ghana (“FGR”);

(C)	BLUE GOLD LIMITED, a company incorporated in the Cayman Islands whose registered office is at 94 Solaris Avenue, Camana Bay, Grand Cayman, KY1-1108, Cayman Islands (“BGL”); and

(D)	BLUE GOLD BOGOSO PRESTEA LTD, a private limited liability company incorporated in Ghana with registered number CS012590124 whose registered office is at 4 Momotse Avenue, Adabraka, Accra, Ghana (“BGBPL”),

each a “Party” and together the “Parties”.

WHEREAS

(A)	The Parties are party to, or connected with, the asset purchase surrounding the Bogoso and Prestea mine (the “Asset Purchase”) effected under the Purchase and Assumption Agreement.

(B)	Certain liabilities owing to FGR were treated as passing to BGBPL in connection with the Asset Purchase. The Parties have agreed to confirm that those liabilities do not pass to BGBPL and to release BGBPL from them on the terms of this Deed.

(C)	The Parties have further agreed that certain accounts payable owing by BGBPL to FGR shall be satisfied by the issue by BGL of Series A Perpetual Convertible Preferred Stock to FGRL, on the terms of this Deed.

IT IS AGREED as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	In this Deed, unless the context otherwise requires, the following words and expressions have the following meanings:

Asset Purchase	has the meaning given in Recital (A);

Contingent Consideration Liabilities	the liability of FGRL to make the NSR Royalty Payments and the Sulphides Contingent Payment owing to or in respect of Golden Star Resources Limited;

Conversion Cap	has the meaning given in clause 3.3;

Converted Payables	US$3,617,176 of accounts payable due to FGR by BGBPL;

Deposit	has the meaning given in clause 4.1;

GSR Liabilities	the Contingent Consideration Liabilities, to include the GSR NSR Royalty Payments, being liabilities of FGRL falling within the Excluded Liabilities under the Purchase and Assumption Agreement;

Purchase and Assumption Agreement	the asset purchase and assumption agreement dated 27 January 2024 between FGR, BGBPL and Bogoso Gold Streaming Plc;

Series A	the Series A Perpetual Convertible Preferred Stock of BGL having the terms set out in clause 3.2;

Stockholder Approval	the approval of the holders of BGL’s common stock required under the applicable rules of the Nasdaq Stock Market to permit conversion of the Series A in excess of the Conversion Cap;

1.2	Capitalised terms used but not defined in this Deed have the meaning given to them in the Purchase and Assumption Agreement and, where applicable, the Royalty Agreement.

1.3	Clause headings do not affect interpretation. References to a clause are to a clause of this Deed. The Recitals form part of this Deed.

2	LIABILITIES NOT PASSING TO BGBPL

2.1	GSR Liabilities. FGRL confirms that the GSR Liabilities are, and shall remain, liabilities of FGRL, do not pass over to or become liabilities of BGBPL in connection with the Asset Purchase, and (for the avoidance of doubt) fall within the Excluded Liabilities under the Purchase and Assumption Agreement. FGRL confirms that BGBPL has no future payment obligation in respect of the Contingent Consideration Liabilities, and FGRL irrevocably and unconditionally releases and discharges BGBPL from any such liability or obligation.

2.2	Binding effect. The confirmations and releases in this clause 2 are immediately binding on the Parties on the date of this Deed and are not conditional on the matters described in clause 5.

3	CONVERSION OF ACCOUNTS PAYABLE INTO SERIES A PREFERRED STOCK

3.1	Agreement to convert. FGR, BGBPL and BGL agree that the Converted Payables shall be satisfied by the issue by BGL to FGRL of 3,617 shares of Series A. Upon issue of such Series A in accordance with clause 3.4, the Converted Payables shall be treated as fully and finally settled and discharged.

3.2	Terms of the Series A. The Series A shall have the following terms:

3.2.1	each share of Series A is convertible into 1,000 shares of common stock of BGL, subject to the Conversion Cap;

3.2.2	the Series A shall be a non-voting series of preferred stock;

3.2.3	the Series A shall carry no mandatory redemption rights and BGL shall not be obligated to redeem the Series A;

3.2.4	the Series A shall be redeemable, at face value, solely at the option of BGL, at any time beginning twelve (12) months from the date of issue;

3.2.5	holders of the Series A may convert into common stock at any time, or from time to time, beginning twelve (12) months from the date of issue, subject always to the Conversion Cap; and

3.2.6	in the event of a change of control or other liquidity event, holders of the Series A shall receive the exact same consideration as the holders of common stock (stock-for-stock, or cash-for-cash).

3.3	Nasdaq Conversion Cap. Notwithstanding any other provision of this Deed or the terms of the Series A, the Series A shall not be convertible into, and BGL shall not issue upon conversion, any shares of common stock to the extent that such issue, when aggregated with all other shares of common stock then issued or issuable upon conversion of the Series A (and with any other issue required by applicable Nasdaq listing rules to be aggregated therewith), would result in the issue of common stock equal to or exceeding 19.99% of the number of shares of common stock of BGL outstanding immediately prior to the issue of the Series A (the "Conversion Cap"). The Conversion Cap shall apply subject to clause 5.4. The certificate of designations (or equivalent constitutional instrument) governing the Series A shall give effect to the Conversion Cap.

3.4	Issue as a follow-on action. BGL shall take all steps necessary to issue and allot the Series A to FGRL as soon as reasonably practicable following satisfaction of the conditions in clause 5.1. The issue of the Series A shall be effected as an action taken pursuant to this Deed and not by this Deed itself.

3.5	FGR group intercompany. The Parties acknowledge that the satisfaction of the Converted Payables by issue of Series A to FGRL is effected at the direction of the FGR group, and that the allocation and settlement of intercompany balances between FGR, FGRL and other members of the FGR group arising as a result is a matter for the FGR group alone and is not an obligation owed to, or enforceable by, BGL or BGBPL under this Deed.

4	CALBANK DEPOSIT AND ASSET RETIREMENT OBLIGATION

4.1	The Deposit. A deposit in the amount of US$3,500,000 (the “Deposit”) is presently held on account with CalBank in Ghana as part of an Environmental Protection Agency bond in respect of the asset retirement obligation (the “ARO”) for the Bogoso and Prestea mine (the “Mine”).

4.2	Assignment of the Deposit.

4.2.1	FGR hereby assigns, transfers and sets over to BGBPL, absolutely, and BGBPL hereby accepts, all of FGR’s right, title, benefit and interest of whatever nature (whether legal, equitable, beneficial, contractual or otherwise) in and to the Deposit, together with all rights to receive the same on its release (if any).

4.2.2	To the extent that any part of the Deposit cannot, for any reason, be assigned or transferred with effect as set out above, FGR shall hold that part on trust for BGBPL absolutely and shall account to BGBPL for it accordingly.

4.3	Mandate and further assurance.

4.3.1	FGR shall, and shall procure that its affiliates shall, as soon as reasonably practicable, execute and deliver all such documents and do all such things as BGBPL may reasonably require to transfer, novate or re-issue the mandate or account arrangements held with CalBank (and, if required, to obtain the consent of the Environmental Protection Agency or any other relevant person) so as to give full effect to the assignment in clause 4.2 and to vest control of the Deposit in BGBPL.

4.3.2	Each Party shall, at its own cost, execute such further documents and take such further action as may reasonably be required to give effect to this clause 4.

4.4	Acknowledgement shares.

4.4.1	In consideration of the assignment in clause 4.2, and subject to clause 5, BGL shall issue 3,500 shares of Series A to FGRL free from any restriction on conversion, forfeiture or return.

4.4.2	BGL shall retain the right to redeem such Series A, at face value, at its sole discretion.

5	CONDITIONS, NASDAQ COMPLIANCE AND STOCKHOLDER APPROVAL

5.1	Conditions to issue. The issue of the Series A under clauses 3 and 4 is conditional upon, and shall not take effect until, the following conditions have been satisfied:

5.1.1	the board of directors of BGL having approved the creation and issue of the Series A and the adoption of a certificate of designations (or equivalent constitutional instrument) setting out the terms of the Series A (including the Conversion Cap); and

5.1.2	such issue being permitted under the constitutional documents of BGL and the laws of the Cayman Islands.

5.2	Nasdaq compliance. The Parties shall structure and implement the issue and any conversion of the Series A so as to comply with the applicable rules of the Nasdaq Stock Market.

5.3	Stockholder Approval. The Parties intend that, by reason of the Conversion Cap, the issue of the Series A shall not require Stockholder Approval as a condition to issue. The Conversion Cap shall cease to apply only upon, and to the extent of, Stockholder Approval having been obtained or Nasdaq confirming that such approval is not required. If BGL wishes to permit conversion of the Series A in excess of the Conversion Cap, it shall use reasonable endeavours to seek Stockholder Approval at the next annual or special meeting of its stockholders, and pending receipt of Stockholder Approval (or such confirmation from Nasdaq) the Conversion Cap shall continue to apply in full. For the avoidance of doubt, the failure to obtain Stockholder Approval shall not affect the validity of the issue of the Series A or the settlement of the Converted Payables under clause 3.1.

5.4	Financial viability exception. Where any delay in securing Stockholder Approval would seriously jeopardise the financial viability of BGL, BGL may, in lieu of seeking Stockholder Approval, apply to rely on the financial viability exception under Nasdaq Listing Rule 5635(f), subject to the prior approval of its audit committee (or a committee comprised of independent, disinterested directors) and compliance with the related shareholder-notice and public-announcement requirements.

5.5	Endeavours and binding clause 2. The Parties shall use their respective reasonable endeavours to procure the satisfaction of the conditions in clause 5.1 as soon as reasonably practicable. For the avoidance of doubt, the confirmations and releases in clause 2 are not subject to this clause 5 and take effect immediately on the date of this Deed.

6	GENERAL

6.1	No amendment of existing agreements. Nothing in this Deed is intended to, or shall be construed so as to, amend the Purchase and Assumption Agreement or the Royalty Agreement save to the extent expressly set out in this Deed. Save as expressly varied or confirmed by this Deed, the Purchase and Assumption Agreement and the Royalty Agreement remain in full force and effect.

6.2	Counterparts. This Deed may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original, and all the counterparts together shall constitute one and the same instrument.

6.3	Third party rights. A person who is not a party to this Deed shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

6.4	Governing law and jurisdiction. This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, the laws of England, and the Parties irrevocably submit to the exclusive jurisdiction of the courts of England.

IN WITNESS WHEREOF this Deed has been executed and delivered as a deed on the date first stated above.

EXECUTED as a DEED by FUTURE GLOBAL RESOURCES LIMITED (in respect of the GSR release and as recipient of the Series A)

/s/ Kevin Clark		/s/ Rachel Wells
Signature of Director		Signature of witness
Name:	Kevin Clark	Name:	Rachel Wells
		Address:	10 Springbourne Close, Gowerton, Swansea. SA4 3BB. UK

EXECUTED as a DEED by FGR BOGOSO PRESTEA LTD (in respect of the Royalty release)

/s/ Kevin Clark		/s/ Rachel Wells
Signature of Director		Signature of witness
Name:	Kevin Clark	Name:	Rachel Wells
		Address:	10 Springbourne Close, Gowerton, Swansea. SA4 3BB. UK

EXECUTED as a DEED by BLUE GOLD LIMITED (as issuer of the Series A)

/s/ Andrew Cavaghan		/s/ Holly Nesbitt-Larking
Signature of Director		Signature of witness
Name:	Andrew Cavaghan	Name:	Holly Nesbitt-Larking
		Address:	18 Fanshawe Street, Hertford, SG14 3AT, UK.

EXECUTED as a DEED by BLUE GOLD BOGOSO PRESTEA LTD (as released party)

Signature of Director		Signature of witness
Name:		Name:
Address: